UNITED BANCSHARES, INC.
100 South High Street
Columbus Grove, Ohio 45830

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 23, 2003

TO THE SHAREHOLDERS OF UNITED BANCSHARES, INC.:

You are cordially invited to attend the Annual Meeting of the Shareholders of United Bancshares, Inc. to be held on April 23, 2003 at 7:30 p.m. at The Union Bank Company, 100 South High Street, Columbus Grove, Ohio, for the purpose of considering and acting on the following:

1. Setting the number of members of the Board of Directors of United Bancshares, Inc. at nine members;

2. Electing directors to serve until the 2004 Annual Meeting;

3. Adopting the 2003 Employee Stock Purchase Plan;

4. Adopting the 2003 Employee Stock Ownership Plan; and

5. Transacting such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 5, 2003 will be entitled to vote at the meeting.

March 24, 2003   By Order of the Board of Directors

Bonita R. Selhorst

Bonita R. Selhorst, Secretary

IMPORTANT

A proxy statement and proxy are submitted herewith. As a shareholder, you are urged to complete and mail the proxy promptly whether or not you plan to attend this annual meeting in person. The proxy is revocable at any time prior to the exercise thereof by written notice to the Company, and shareholders who attend the annual meeting may withdraw their proxies and vote their shares personally if they so desire.

PROXY STATEMENT

UNITED BANCSHARES, INC.
100 South High Street
Columbus Grove, Ohio 45830

ANNUAL MEETING OF SHAREHOLDERS
April 23, 2003

INTRODUCTION

The enclosed proxy is solicited by the Board of Directors of United Bancshares, Inc. (also referred to in this Proxy Statement as "United Bancshares" or the "Company"), in connection with the Annual Meeting of Shareholders to be held at 7:30 p.m. on April 23, 2003 at the The Union Bank Company, 100 South High Street, Columbus Grove, Ohio (the "Annual Meeting"), or at any adjournments thereof.

The Annual Meeting has been called for the following purposes: (i) to fix the number of members of the Board of Directors at nine members; (ii) to elect the entire Board of Directors, each to serve for a one-year term; (iii) to adopt the 2003 Employee Stock Purchase Plan; (iv) to adopt the 2003 Employee Stock Ownership Plan; and (v) to transact any other business that may properly come before the Annual Meeting or any adjournments thereof.

This Proxy Statement and the accompanying Notice of Annual Meeting are being mailed to Shareholders on or about March 24, 2003.

REVOCATION OF PROXIES AND DISCRETIONARY
AUTHORITY

Shares of United Bancshares common stock can be voted at the Annual Meeting only if the shareholder is represented by proxy or is present in person. Shareholders who execute proxies retain the right to revoke them at any time. Unless revoked, the shares represented by such proxies will be voted at the Annual Meeting and all adjournments thereof. Proxies may be revoked by (i) written notice to the Secretary of United Bancshares (addressed to: United Bancshares, Inc., 100 South High Street, Columbus Grove, Ohio 45830, Attention: Secretary) prior to the time the proxy is voted; or (ii) by the filing of a later dated proxy prior to a vote being taken on a particular proposal at the Annual Meeting; or (iii) in open meeting at any time before the proxy is voted.

Proxies solicited by the Board of Directors will be voted in accordance with the directions given therein. Where no instructions are indicated, properly executed proxies will be voted **FOR** fixing the number of members of the Board of Directors at nine members; **FOR** the nominees for director set forth in this Proxy Statement; **FOR** the approval of the 2003 Employee Stock Purchase Plan; and **FOR** the approval of the 2003 Employee Stock Ownership Plan. The proxy confers discretionary authority on the proxy holder to vote with respect to (i) the election of any person as a director where the nominee is unavailable or unable to serve, (ii) matters incident to the conduct of the Annual Meeting; (iii) an adjournment of the meeting; and (iv) any other business that may properly come before the Annual Meeting or any adjournments thereof.

PERSON MAKING THE SOLICITATION

The enclosed proxy is being solicited by United Bancshares and the cost of soliciting proxies will be borne by United Bancshares. In addition to use of the mails, proxies may be solicited personally or by telephone, electronic mail or facsimile by directors, officers and employees of United Bancshares who will receive no compensation in addition to their regular compensation.

VOTING SECURITIES

Each of the shares of United Bancshares common stock outstanding on March 5, 2003, the record date of the Annual Meeting, is entitled to one vote on all matters coming before the meeting. As of January 31, 2003, United Bancshares had 3,630,213 shares of Common Stock issued and outstanding. Only shareholders of record on the books of the Company on March 5, 2003, will be entitled to vote at the meeting either in person or by proxy. Pursuant to the Regulations of the Company, the shareholders present in person or by proxy at the Annual Meeting shall constitute a quorum.

If you are the beneficial owner of shares held in street name by a broker, bank or other nominee, your nominee is required to vote those shares in accordance with your instructions. If the nominee does not receive instructions from the beneficial owner, the nominee will be entitled to vote the shares on certain routine items. The nominee is not entitled to vote the shares (absent instructions from the beneficial owner) with respect to non-routine matters. When the nominee does not receive instructions from a beneficial owner concerning a non-routine matter, over which the nominee has no voting discretion, a "broker non-vote" occurs. Shares treated as broker non-votes are included for purposes of determining whether a quorum exists, however, such shares will not be counted as being in favor of or against any proposal placed before the shareholders at the Annual Meeting.

The following table sets forth, as of January 31, 2003, the ownership of common stock by management of United Bancshares, including (i) the common stock beneficially owned by each director, nominee for director and executive officer of United Bancshares and (ii) the common stock beneficially owned by all officers, directors and nominees for director as a group. The number of shares listed for each person includes shares held in the name of spouses, minor children, certain relatives, trusts or estates whose share ownership under the beneficial ownership rules of the Securities and Exchange Commission is to be aggregated with that of the director or officer whose share ownership is shown.

Name	Position	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding[1]
Robert L. Dillhoff	Director	30,640 [2]	0.84%
Joe S. Edwards, Jr.	Director	185,101	5.10%
Thomas J. Erhart	Director	48,254 [3]	1.33%
P. Douglas Harter	Director	38,216 [4]	1.05%
E. Eugene Lehman	Director, President	70,371 [5]	1.93%
Carl L. McCrate	Director	20,644 [6]	0.57%
John P. Miller	Director	2,260 [7]	0.06%

Name	Position	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding[1]
William R. Perry	Director	29,566 [8]	0.81%
James N. Reynolds	Director, Chairman	60,760 [9]	1.67%
H. Edward Rigel	Director	30,325 [10]	0.84%
David P. Roach	Director	17,463 [11]	0.48%
Robert M. Schulte	Director	12,353 [12]	0.34%
Bonita R. Selhorst	Vice President, Secretary	16,984 [13]	0.45%
Brian Young	Chief Financial Officer, Treasurer	0 [14]	--%
Robert L. Benroth	Nominee for Director	6,000 [15]	.17%
All directors, nominees and officers as a group (15 persons)		568,937	15.67%

(1) Reflects percentage ownership based on all issued and outstanding shares and the outstanding options of the respective individuals.

(2) Includes (a) 5,686 shares owned by Mr. Dillhoff jointly with his spouse; (b) includes 4,068 shares owned by Mr. Dillhoff through his IRA; and (c) options to purchase 13,720 shares of common stock.

(3) Includes (a) 6,721 shares owned by Mr. Erhart's spouse and (b) 13,575 held in a trust of which Mr. Erhart is a beneficiary.

(4) Includes (a) 48 shares owned by Mr. Harter as custodian for his children; (b) 5,818 shares owned by Mr. Harter through his IRA; (c) 4,367 shares owned by Mr. Harter's spouse either directly or through her IRA; and (d) options to purchase 13,720 shares of common stock.

(5) Includes (a) 132 shares owned by Mr. Lehman's spouse; (b) 16,864 shares owned by Mr. Lehman through IRAs; (c) 23,889 shares allocated to Mr. Lehman under the Company's Employee Stock Ownership Plan; and (d) 12,287 shares subject to option by Mr. Lehman.

(6) Includes 9,771 shares owned by Mr. McCrate's spouse.

(7) Includes 773 shares allocated to Mr. Miller under the Company's Employee Stock Ownership Plan.

(8) Includes 1,302 shares owned by Mr. Perry as custodian for his minor child.

(9) Includes (a) 56,420 shares owned in trust by Mr. Reynolds; and (b) 4,340 shares owned in trust by Mr. Reynolds' spouse.

(10) Includes 15,135 shares held in a trust of which Mr. Rigel is a co-trustee.

(11) Includes options to purchase 12,006 shares of common stock.

(12) Includes (a) 678 shares owned by Mr. Schulte's spouse and (b) options to purchase 10,997 shares of common stock.

(13) Includes (a) 8,270 shares allocated to Ms. Selhorst under the Company's Employee Stock Ownership Plan and (b) 4,946 shares subject to option by Ms. Selhorst.

(14) 122 shares in the Company's 401(k) Plan have been allocated to Mr. Young. However, Mr. Young has no voting authority or investment discretion with respect to these 122 shares.

(15) Includes 5,000 shares held jointly with his brother.

PROPOSAL TO FIX THE NUMBER OF MEMBERS
OF THE BOARD OF DIRECTORS AT NINE MEMBERS

United Bancshares' Regulations provide that the Company's business shall be managed by a Board of Directors of not less than five and not more than 25 persons. The Board of Directors currently consists of 12 directors. The Board of Directors believes it is in the best interest of the Company to fix the number of directors on the parent holding company Board of Directors at nine directors.

United Bancshares has determined that it is in the Company's best interest and in the best interest of The Union Bank Company, The Bank of Leipsic Company and Citizens Bank of Delphos to merge the three wholly-owned depository institutions into one bank, operating under one charter. The boards of directors of each of the banks considered and approved this consolidation in November and December, 2002. The merger of The Bank of Leipsic Company and Citizens Bank of Delphos with and into The Union Bank Company, with The Union Bank Company being the surviving bank, was completed on March 7, 2003. The consolidation of the depository institutions is expected to reduce operating and regulatory costs of the institutions, improve operating efficiencies and enhance customer service. The banking business of each of the constituent banks will continue without significant change. The former Bank of Leipsic offices will operate under the name "Leipsic Office of The Union Bank," while the former Citizens Bank of Delphos offices will operate under the name "Citizens of Delphos office of The Union Bank."

The board of directors of The Union Bank Company, after the merger with The Bank of Leipsic Company and Citizens Bank of Delphos, will consist of 15 members. This 15 member board of directors will be responsible for managing The Union Bank Company.

As a result of the reorganization of the subsidiary depository institutions, the United Bancshares Board of Directors has determined that it is no longer necessary to have a 12 member Board of Directors at the holding company level. A reduction in the United Bancshares Board of Director membership will also reduce the amount of director fees paid by United Bancshares.

The proposal to be placed before the shareholders at the Annual Meeting is:

Resolved, that the number of directors of the Company be fixed at nine.

The Board of Directors recommends that you vote **FOR** the proposal to fix the number of directors at nine. The affirmative vote of the holders of a majority of common stock present in person or by proxy at the Annual Meeting is necessary to approve the proposal to fix the number of directors on the Company's Board of Directors at nine directors. Abstentions and broker non-votes will have the same effect as a vote against the proposal.

ELECTION OF DIRECTORS

The Board of Directors currently consists of 12 directors, but has been proposed to be reduced to nine directors. The Board of Directors has nominated the persons indicated in the following table to serve until the 2004 Annual Meeting of Shareholders and until their respective successors are elected and qualified. Eight of the nominees are incumbent directors whose present term will expire at the Annual Meeting. One director nominee will be new to the Board of Directors. Mr. Benroth was nominated based upon his years of service as a director on The Union Bank Company Board of Directors, business background and standing in the community.

Nominees for Directors

Name	Age	Principal Occupation[1]	Positions Held with United Bancshares	Director of United Bancshares Since[2]
Robert L. Dillhoff	56	District Highway Management Administrator, Department of Transportation	Director	2001
Joe S. Edwards, Jr.	60	Businessman/Investor	Director	2000
P. Douglas Harter	56	Associate, Harter and Son Funeral Home	Director	2001
E. Eugene Lehman	61	President of United Bancshares, Chairman of The Union Bank Company and Chairman of BancServices United, Inc.	Director and President	1989
James N. Reynolds	65	Retired banker; Chairman of United Bancshares[3]	Director and Chairman	2000
H. Edward Rigel	60	Farmer, Rigel Farms, Inc.	Director	2000
David P. Roach	52	President, Vogel Roach Corp. (radio broadcasting company)	Director	2001
Robert M. Schulte	70	President, Spherion of Lima, Inc. (temporary staffing firm); President, RKPL Inc. (payroll services); Owner, RM Schulte & Associates (staffing firm)	Director	2002
Robert L. Benroth	40	Putnam County Treasurer	NA	NA

(1)   Except as indicated, each nominee has held the occupation identified for at least five years preceding the date of this Proxy Statement.

(2)   In addition to serving as directors of United Bancshares, the following persons served as directors of the following subsidiaries or former subsidiaries of United Bancshares:

Director	Subsidiary	Director Since
Robert L. Dillhoff	Citizens Bank of Delphos	1991
Joe S. Edwards, Jr.	The Bank of Leipsic Company	1978
P. Douglas Harter	Citizens Bank of Delphos	1969
E. Eugene Lehman	The Union Bank Company BancServices United, Inc.	1989 2001
James N. Reynolds	The Bank of Leipsic Company	1966
H. Edward Rigel	The Bank of Leipsic Company	1980

Director	Subsidiary	Director Since
David P. Roach	Citizens Bank of Delphos	1997
Robert M. Schulte	The Union Bank Company	1994
Robert L. Benroth	The Union Bank Company	2001

(3)   President of The Bank of Leipsic Company from January 1978 to January 1997.

The nine nominees for director of United Bancshares receiving the most votes will be elected as directors. The Board of Directors recommends that shareholders vote **FOR** the election of the nominees. Shares as to which authority to vote is withheld, abstentions and broker non-votes that are present in person or by proxy will not be counted and will have no effect on the outcome of the election.

It is intended that common stock represented by the accompanying form of proxy will be voted **FOR** the election of the nominees, unless contrary instructions are indicated as provided on the proxy card. (If you do not wish your shares to be voted for particular nominees, please so indicate on the proxy card). If one or more of the nominees should at the time of the Annual Meeting be unavailable or unable to serve as a director, the shares represented by the proxies will be voted to elect the remaining nominees and any substitute nominee or nominees designated by the Board of Directors. The Board of Directors knows of no reason why any of the nominees will be unavailable or unable to serve. At this time it is not known whether there will be cumulative voting for the election of directors at the Annual Meeting.

PROPOSAL TO APPROVE THE 2003 EMPLOYEE STOCK PURCHASE PLAN

United Bancshares will also seek approval of the 2003 Employee Stock Purchase Plan at the 2003 Annual Meeting. The 2003 Employee Stock Purchase Plan will allow eligible employees to acquire shares of common stock at periodic intervals through payroll deductions. The Board of Directors has determined it is in the best interest of the Company to offer such a stock purchase plan to increase the stake employees of the Company and its subsidiaries have in the performance of the Company through stock ownership. The 2003 Employee Stock Purchase Plan will be administered by the Board of Directors or a committee appointed by the Board of Directors. The Company is permitted to use treasury shares, authorized but unissued shares or purchase shares in the market to support the 2003 Employee Stock Purchase Plan.

Under the 2003 Employee Stock Purchase Plan, eligible employees will be able to purchase shares of common stock from the Company at a purchase price that may be discounted, at the discretion of the Board of Directors, from the market price of the stock at the time of the purchase. The 2003 Employee Stock Purchase Plan will allow employees to purchase stock at the end of six month offering periods that begin on January 1 and July 1 of each year. The purchase price per share of common stock under the plan will be determined by the Board of Directors, or its designated committee, at the beginning of each offering period. The purchase price per share shall be no less than the greater of (i) the book value per share determined as of the first day of the offering period, and (ii) 85% of the fair market value per share on the last trading day before the commencement of the offering period or (but only if it produces a lesser number) 85% of the fair market value per share on the last day of the offering period. The book value per share is determined based upon the financial statements contained in the Company's most recent annual report filed with the Securities and Exchange Commission. The fair market price per share of United Bancshares common stock on March 4, 2003 was $13.43, as quoted on Nasdaq. Employees will be able to contribute up to 15% of their cash compensation, through payroll deductions, to the plan for the purpose of purchasing stock. Shares will be purchased under the plan on the last business day of the applicable offering period. Once the shares are purchased for an employee, the employee will have the right to vote the shares or dispose of the shares without restriction.

Employees will be eligible to participate in the Employee Stock Purchase Plan if (i) on the day before an offering period begins, the employee has been employed by the Company, or one of its subsidiaries, on a basis that requires the person to work at least 20 hours per week for more than five months in a calendar year, and (ii) the employee has been employed by the Company, or one of its subsidiaries, for at least three months. Employees who are 5% or greater shareholders of the Company would not be eligible to participate. As of February 28, 2003, there are approximately 126 employees who would be eligible to participate in the Employee Stock Purchase Plan.

Employees will not recognize taxable income when the shares are purchased. However, employees will recognize taxable income in the year in which the employee later sells or disposes of shares purchased under the plan. If the employee holds the shares for more than two years, the employee will recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the shares on the date of the sale by the employee and the original purchase price paid for the shares, or (ii) the difference between the original purchase price and the fair market value of the shares on the last trading day before the start of the offering period during which the shares were purchased. Any additional gain recognized by the employee will be treated as long-term capital gain.

If the employee holds the shares for less than two years, the employee will recognize ordinary income equal to the excess of the fair market value of the shares on the purchase date over the purchase price paid for the shares. Any additional gain recognized by the employee will be treated as short term capital gain if the stock is held less than one year or long term capital gain if the stock is held for more than one year.

The Company will not be able to take an income tax deduction in connection with the sale of the stock by an employee if the stock is held for more than two years by the employee. The Company will be able to take an income tax deduction with respect to the sale of stock by an employee if the stock is held for less than two years.

A maximum of 100,000 shares will be available for purchase under the 2003 Employee Stock Purchase Plan and no individual employee will be permitted to purchase more than 1,000 shares of common stock in any single offering period. The shareholders may be asked to increase the maximum number of shares available under the plan at a future meeting of the shareholders. The Board of Directors may amend or suspend the plan at any time and without notice.

The Chief Executive Officer and other officers of the Company would also be eligible to participate in the plan and may increase their percentage ownership in the Company as a result thereof. The benefits to the officers and the employees under the plan are not determinable at this time since this information depends on the purchase price to be determined by the Board of Directors for each offering period and on the election of such persons to participate in the plan.

The following table discloses the maximum allowable benefit that could be obtained by each of the following under the 2003 Employee Stock Purchase Plan.

2003 Employee Stock Purchase Plan[1][2]		
Name and Position	**Dollar Value ($)[4]**	**Number of Shares[5]**
E. Eugene Lehman, Chief Executive Officer and President	$2,015[3]	1,000 shares[3]
Brian Young, Chief Financial Officer and Treasurer	$2,015[3]	1,000 shares[3]
Bonita R. Selhorst, Secretary and Vice President	$1,350[3]	670 shares[3]
Executive Group	$5,379[3]	2,670 shares[3]
Non-Executive Director Group	0[3]	0[3]
Non-Executive Officer Employee Group	$96,329[3]	47,818 shares[3]

(1) Subject to shareholder approval of the 2003 Employee Stock Purchase Plan.

(2) The information provided represents the benefits that are anticipated to be received in fiscal year 2003.

(3) No common stock will be purchased under the plan prior to its approval by the shareholders of the Company. Future purchases under the plan will be made at the discretion of the employees and the Board, and, accordingly, are not yet determinable.

(4) Assuming an employee purchases the maximum number of shares allowable under the plan at the maximum 15% discount approved by the Board.

(5) Assuming a stock price of $13.43 per share, the closing price per share quoted on the Nasdaq National Market on March 4, 2003.

We encourage you to read the 2003 Employee Stock Purchase Plan in its entirety to understand all of its terms. We will send to you, without charge, a copy of the plan upon your request. You may send your request to United Bancshares, Inc., Attn: Bonita Selhorst, 100 South High Street, Columbus Grove, Ohio 45830. A copy of the plan also has been filed with the Securities and Exchange Commission as an exhibit to the proxy statement. You may view the plan at the SEC's website at www.sec.gov.

The proposal to be placed before the shareholders at the Annual Meeting is:

Resolved, that the 2003 Employee Stock Purchase Plan is hereby approved, ratified and adopted.

The Board of Directors recommends that you vote **FOR** the proposal to adopt the 2003 Employee Stock Purchase Plan. The affirmative vote of the holders of a majority of Common Stock present in person or by proxy at the Annual Meeting is necessary to approve the proposal to adopt the 2003 Employee Stock Purchase Plan. Abstentions and broker non-votes will have the same effect as a vote against the proposal.

PROPOSAL TO APPROVE THE 2003 EMPLOYEE STOCK OWNERSHIP PLAN

United Bancshares will also seek approval of the 2003 Employee Stock Ownership Plan at the 2003 Annual Meeting. The United Bancshares, Inc. 2003 Employee Stock Ownership Plan (the "Plan") is described below.

The Plan will allow eligible employees to participate in a Company organized employee stock ownership plan trust (the "Plan Trust") into which the Company will contribute new shares of its own common stock or cash to buy existing common stock. Alternatively, the Plan can borrow money to buy new or existing common stock with the Company making cash contributions to the Plan Trust to enable it to repay the loan. The Board of Directors has determined it is in the best interest of the Company to offer such a Plan as it provides an opportunity for employees to participate in the Company's growth through stock ownership as well as provide funds for employees' retirement. Additionally, the Plan is designed to be available as a corporate finance alternative to the Company. If approved by the shareholders, the Plan will become effective on the date approved by shareholders. Thus, if the Plan is approved by our shareholders at the 2003 Annual Meeting, it will become effective on April 23, 2003.

The Plan is designed to invest in Company common stock for the benefit of employees of the Company, or one of its subsidiaries, and their beneficiaries. The Plan is intended to be a qualified tax exempt employee benefit plan and trust under Section 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code") and to conform to the requirements of the Tax Reform Act of 1986 and subsequent legislation. Operation of the Plan is governed by other Code sections and also by Department of Labor regulations. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

The Plan Trust will be administered by a trustee (the "Trustee") to be appointed by the Company. Initially, the Trustee will be a committee of employees of the Company: E. Eugene Lehman, Bonita Selhorst, Heather Oatman and Nancy Rumschlag. The Trustee will be responsible for the investment of cash contributions by the Company to the Plan Trust and the income derived therefrom. Under the provisions of ERISA, the Trustee is a Plan fiduciary and must act at all times in the interest of Plan participants. The Trustee, when investing and managing Plan Trust assets, is subject to ERISA's standards of prudency and responsibility. The Trustee holds legal title to the shares of Company common stock held by the Plan Trust as well as all other Plan Trust assets.

The Plan will be administered by a plan administrator (the "Plan Administrator") who will serve at the pleasure of the Company. The Plan Administrator has the exclusive authority and responsibility to interpret the provisions of the Plan; to control and manage the operation and administration of the Plan in accordance with the terms and conditions of the Plan; to make rules and regulations in respect of the Plan that are not inconsistent with the Plan, the Code or ERISA; and to exercise all fiduciary functions provided in the Plan or necessary to the operation of the Plan, except such functions as are assigned to the Trustee pursuant to the Plan. The Plan Administrator is also charged with rendering decisions on such matters as employee eligibility, vesting, determination of vested benefits due for distribution to terminated participants, and other matters of an administrative nature as set forth in the Plan document and applicable regulations.

To be eligible to participate in the Plan, employees of the Company, or one of its subsidiaries, must (i) be at least age 18 and (ii) be expected to complete at least 1,000 hours of service during the first eligible calendar year with the Company, or one of its subsidiaries. An employee who is unable to satisfy one or both of these conditions may become a participant in the Plan as of the first day of the calendar year following the date on which the employee has satisfied both conditions. Even though an employee may satisfy both conditions, he or she will generally be excluded from participation in the Plan: if the employee is included in a unit of employees covered by a collective bargaining agreement; if the employee is a non-resident alien and receives no income from the Company or one of its subsidiaries which constitutes income from sources within the United States; or if the employee is a person not employed by the Company, but who, under an agreement between the Company and any other person, has performed services for the Company or one of its subsidiaries on a substantially full time basis for a period of at least one year. As of March 4, 2003, there were three executive officers and 123 employees who would be eligible to participate in the Plan.

The benefits provided by the Plan are paid for by the Company through tax deductible contributions to the Plan Trust. Such contributions shall be an amount as determined by the Company's Board of Directors for each calendar year. Annual contributions to the Plan Trust by the Company, however, (when added to contributions to other qualified defined contribution plans) are limited by applicable tax regulations to a maximum of 25% of the total eligible compensation of Plan participants, unless the Plan Trust has borrowed funds for the purchase of Company common stock in which case the maximum contribution allowed by regulations for the payment of the principal on such loan is 25% of eligible compensation plus loan interest. At the discretion of the Plan Administrator, the Plan may permit participants to make elective deferral contributions under Section 401(k) of the Code, or to receive an allocation of matching contributions pursuant to Section 401(m) of the Code.

Contributions to the Plan Trust may be in the form of Company common stock or cash contributions. Common stock or cash contributions by the Company to the Plan Trust may be used to assist the Company in meeting and maintaining capital requirements of the Plan. Cash contributions may also be used to purchase Company common stock in the open market at prevailing prices. The Plan Trust may also borrow funds to acquire Company common stock in the open market or newly issued common stock from the Company. Such loans, if any, will be repaid by future contributions by the Company to the Plan Trust and may be secured by Company common stock acquired by the Plan Trust. Company contributions and any acquisitions of common stock will be credited to the individual accounts maintained for each participating employee on the basis of the individual employee's salary as a percentage of total eligible salaries under the Plan for the calendar year. The Plan does not require or permit contributions by participants.

A participant's interest in Plan assets allocated to his or her account become 100% vested after three years of service with the Company or one of its subsidiaries, or upon the participant's death or reaching age 65, whichever occurs first. Service credit is given for employment prior to the effective date of the Plan for purposes of determining vesting. Accordingly, any employee who meets the eligibility requirements of the Plan on the day the Plan is adopted and who has three or more years of service as of the effective date of the Plan with the Company will be 100% vested. Plan assets, if any, attributable to elective deferrals are always 100% vested. A participant who terminates service with the Company, or one of its subsidiaries, for reasons other than retirement under the Plan, death or before he or she completes three years of service with the Company, forfeits the unvested portion of his or her account. The forfeited amount is reallocated to remaining participants in the same manner as Company contributions described above. Assuming no changes in employment through April 24, 2003, as of March 4, 2003, there were two executive officers and 57 employees who would be 100% vested upon approval of the Plan.

Once a participant has completed ten years of participation in the Plan and attained the age of 55, the participant will have the right to diversify 25% of the value of his or her individual account in investments other than Company common stock. A participant may not pledge any portion of his or her account as collateral for loans or for any other purpose as Plan accounts are not available to creditors by law. A participant may not withdraw any portion of the account while employed by the Company or one of its subsidiaries, except for purposes of diversification.

Upon retirement or separation of service from the Company or one of its subsidiaries, a participant is entitled to distribution of his or her vested benefit. Distribution of a participant's benefit will be made in whole shares of common stock and/or cash in accordance with applicable Plan provisions.

Participants having been allocated shares of Company common stock to their accounts in the Plan have the right to direct the Trustees as to the voting of such shares. Any allocated shares with respect to which voting directions are not given and any Company common stock which has not been allocated to participants will be voted by the Trustee in accordance with the written instructions of the Plan Administrator. In voting such shares, the Trustee and Plan Administrator are under a fiduciary duty to act in the best interests of the participants.

The Company may amend the Plan so long as such amendments do not cause a participant's accrued benefit to decrease. Also, while it is the intention of the Company that the Plan shall be permanent, the Company may terminate the Plan at any time. In the event of termination, the accrued benefit of each affected participating employee becomes fully vested as of the date of termination. In the event of a merger or consolidation with, or transfer of assets or liabilities to any other plan, each participant will be entitled to receive a benefit immediately after such event which is at least equal to the benefit the participant was entitled to receive immediately before such event.

The following table discloses the maximum allowable benefit that could be allocated to each of the following under the Plan.

2003 Employee Stock Ownership Plan[1][2]		
Name and Position	**Dollar Value ($)[4]**	**Number of Shares[5]**
E. Eugene Lehman, Chief Executive Officer and President	$10,350[3]	771 shares[3]
Brian Young, Chief Financial Officer and Treasurer	$8,550[3]	637 shares[3]
Bonita R. Selhorst, Secretary and Vice President	$5,400[3]	402 shares[3]
Executive Group	$24,300[3]	1,810 shares[3]
Non-Executive Director Group	0[3]	0[3]
Non-Executive Officer Employee Group	$385,315[3]	28,691 shares[3]

(1) Subject to shareholder approval of the 2003 Employee Stock Ownership Plan.

(2) The information provided represents the benefits that are anticipated to be received in fiscal year 2003.

(3) No common stock will be granted under the plan prior to its approval by the shareholders of the Company. Future grants under the plan will be made at the discretion of the Board, and, accordingly, are not yet determinable. In addition, benefits under the plan will depend on a number of factors, including the value of the Company's common stock on future dates and the salary of each participant as a percentage of total eligible salaries. Consequently it is not possible to determine the benefits that might be received by participants receiving discretionary grants under the plan.

(4) Assuming an eligible employee maximizes his/her contribution to the employer-provided retirement plan and the Board of Directors approves its customary 6% contribution to such retirement plan.

(5) Assuming a stock price of $13.43 per share, the closing price per share quoted on the Nasdaq National Market on March 4, 2003.

The foregoing is a summary of the Plan. We encourage you to read the Plan in its entirety to understand all of its terms. We will send to you, without charge, a copy of the Plan upon your request. You may make your request by mail or telephone to United Bancshares, Inc., Attn: Bonita Selhorst, 100 South High Street, Columbus Grove, Ohio 45830, (419) 659-2141. A copy of the plan also has been filed with the Securities and Exchange Commission as an exhibit to the proxy statement. You may view the plan at the SEC's website at www.sec.gov.

The proposal to be placed before the shareholders at the Annual Meeting is:

> Resolved, that the 2003 Employee Stock Ownership Plan is hereby approved, ratified and adopted.

The Board of Directors recommends that you vote **FOR** the proposal to adopt the 2003 Employee Stock Ownership Plan. The affirmative vote of the holders of a majority of Common Stock present in person or by proxy at the Annual Meeting is necessary to approve the proposal to adopt the 2003 Employee Stock Ownership Plan. Abstentions and broker non-votes will have the same effect as a vote against the proposal.

DIRECTORS AND EXECUTIVE OFFICERS

The following table identifies each of the current directors and officers of United Bancshares.

Name	Age	Principal Occupation(1)	Positions Held with United Bancshares	Director of United Bancshares Since (2)
Robert L. Dillhoff	56	District Highway Management Administrator, Department of Transportation	Director	2001
Joe S. Edwards, Jr.	60	Businessman/Investor	Director	2000
Thomas J. Erhart	77	Retired (Insurance agent)	Director	1985
P. Douglas Harter	56	Associate, Harter and Son Funeral Home	Director	2001
E. Eugene Lehman	61	President of United Bancshares, Chairman of The Union Bank Company and Chairman of BancServices United, Inc.	Director and President	1989
Carl L. McCrate	78	Retired (Hardware retail sales)	Director	1985
John P. Miller	42	Vice President/Commercial Lender, The Union Bank Company(3)	Director	2001
			Director	2000

Name	Age	Principal Occupation[1]	Positions Held with United Bancshares	Director of United Bancshares Since [2]
William R. Perry	44	Treasurer and Farm Manager, Buckeye Stave Co.; Farmer		
James N. Reynolds	65	Retired banker; Chairman of United Bancshares[4]	Director and Chairman	2000
H. Edward Rigel	60	Farmer, Rigel Farms, Inc.	Director	2000
David P. Roach	52	President, Vogel Roach Corp. (radio broadcasting company)	Director	2001
Robert M. Schulte	70	President, Spherion of Lima, Inc. (temporary staffing firm); President, RKPL Inc. (payroll services); Owner, RM Schulte & Associates (staffing firm)	Director	2002
Bonita R. Selhorst	56	Vice President and Secretary of United Bancshares, Inc.	Secretary and Vice President	N/A
Brian Young	36	Chief Financial Officer, United Bancshares, Inc.[5]	Chief Financial Officer and Treasurer	N/A

(1)   Except as indicated, each director and officer has held the occupation identified for at least five years preceding the date of this Proxy Statement.

(2)   In addition to serving as directors of United Bancshares, the following persons served as directors of the following subsidiaries or former subsidiaries of United Bancshares:

Director	Subsidiary	Director Since
Robert L. Dillhoff	Citizens Bank of Delphos	1991
Joe S. Edwards, Jr.	The Bank of Leipsic Company	1978
P. Douglas Harter	Citizens Bank of Delphos	1969
E. Eugene Lehman	The Union Bank Company BancServices United, Inc.	1989 2001
William R. Perry	The Bank of Leipsic Company	1991
James N. Reynolds	The Bank of Leipsic Company	1966
H. Edward Rigel	The Bank of Leipsic Company	1980
David P. Roach	Citizens Bank of Delphos	1997
Robert M. Schulte	The Union Bank Company	1994

(3)   Mr. Miller has been Vice President/Commercial Lender of The Union Bank Company since March 7, 2003. Mr. Miller was the President of Citizens Bank of Delphos from March 2001 to March 7, 2003. Prior to joining Citizens

Bank of Delphos, Mr. Miller was employed as a vice president (January 2001 to March 2001) and assistant vice president (December 1997 to January 2001) of Community First Bank & Trust, Delphos, Ohio.

(4)   President of The Bank of Leipsic Company from January 1978 to January 1997.

(5)   Mr. Young has been Chief Financial Officer of United Bancshares since October 2001. Prior to joining the Company, Mr. Young was Chief Financial Officer of Unidyne Corp., Phoenix, Arizona from February 2000 to September 2001. From May 1999 to February 2000, Mr. Young was employed in the SEC reporting department of Janex International, Inc., a manufacturer of children's toys and educational products, in Phoenix, Arizona. From February 1998 to May 1999, Mr. Young was employed as the controller of Cowley Companies, Inc., a real estate management and investment company located in Phoenix, Arizona.

CERTAIN BENEFICIAL OWNERS

Under Rule 13(d) of the Securities Exchange Act of 1934, a beneficial owner of a security is any person who directly or indirectly has or shares voting power or investment power over such security. Such beneficial owner under this definition need not enjoy the economic benefit of such securities. The shareholder identified in the following table is deemed to be beneficial owner of 5% or more of the common stock of United Bancshares as of January 31, 2003. The Company is not aware of any other shareholder beneficially owning 5% or more of the Company's common stock.

Title of Class	Name and Address of Beneficial Owner	Numbers of Shares Beneficially Owned	Percent of Class
Common	Joe S. Edwards, Jr. 2626 Shoreline Drive Lima, Ohio 45805	185,101	5.10%

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the ordinary course of conducting its business, United Bancshares, for itself or through its banking subsidiaries, may engage in transactions with the employees, directors and managers of United Bancshares, The Union Bank Company and BancServices United, Inc. which may include, but not be limited to, loans. As required by and in compliance with Ohio banking law, all banking transactions with directors, employees or managers of United Bancshares, or its subsidiaries, are conducted on the same basis and terms as would be provided to any other bank customer. In addition, each of these transactions was made on terms similar to those that could have been negotiated with an unaffiliated third party.

To the knowledge of United Bancshares, no director, officer or affiliate of the Company, owner of record or beneficially of more than 5% of the Company's common stock, or any associate of any such director, officer, affiliate of the Company or security holder, is an adverse party to the Company or any of its subsidiaries or has a material interest that is adverse to the Company or any of its subsidiaries.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires United Bancshares' officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% shareholders are required to furnish United Bancshares with copies of all Section 16(a) forms they file. Brian Young filed a Form 3 in January 2003, when Mr. Young first had a pecuniary interest in shares of United Bancshares common stock, which should have been filed when Mr. Young became an officer of the Company. Based solely on the Company's review of the Section 16(a) forms received by it and by statements of officers and directors concerning their compliance with the applicable filing requirements and with the exception of Mr. Young as described above, the officers, directors and greater than 10% beneficial owners of United Bancshares have complied with all applicable filing requirements.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

The Board of Directors met nine times during the fiscal year ended December 31, 2002. Each incumbent director attended at least 87% of the total number of Board meetings and eight of the directors attended 100% of the total number of meetings. Directors receive $3,000 annual compensation for their service on the Board of Directors of United Bancshares. Inside directors are not compensated for their services as directors beyond their salaries received from United Bancshares or its subsidiaries. Ten of the directors of United Bancshares also serve as directors of one of United Bancshares' depository subsidiaries: The Union Bank Company, The Bank of Leipsic Company or Citizens Bank of Delphos. One of the directors also serves as a director of BancServices United, Inc., the non-depository subsidiary of the Company. Each of the outside directors may receive additional compensation for their services as a director of a subsidiary.

The Company has an Audit Committee the members of which are Robert L. Dillhoff, Joe S. Edwards, Jr., Thomas J. Erhart, P. Douglas Harter, Carl L. McCrate, William R. Perry, H. Edward Rigel, David P. Roach and Robert M. Schulte. The Audit Committee was created and a written charter for the Audit Committee was adopted on August 8, 2000. All of the members of the Audit Committee are independent directors as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. The Audit Committee engages the independent auditors, reviews with the independent auditors the plans and results of the annual audit, and reviews the adequacy of the Company's internal accounting controls. The Audit Committee met a total of two times during the fiscal year ended December 31, 2002.

The Company has a Nominating Committee, the members of which are Robert M. Schulte, Jr., P. Douglas Harter and H. Edward Rigel. The Nominating Committee was formed in 2003. This Committee is responsible for reviewing the qualifications of potential candidates for the Board of Directors. The Nominating Committee recommends to the Board of Directors candidates for election as Directors at the Company's annual meetings and candidates to fill vacancies on the Board of Directors. The Nominating Committee met a total of two times before March 5, 2003.

United Bancshares has a Compensation Committee the members of which are James N. Reynolds, Robert M. Schulte and Robert Dillhoff. The Compensation Committee is responsible for reviewing the compensation, performance and retention related issues with respect to the Chief Executive Officer. The Compensation Committee met once during the year ended December 31, 2002.

Audit Committee Report

The following Audit Committee Report is provided in accordance with the rules and regulations of the Securities and Exchange Commission.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. The committee has also reviewed and discussed with Clifton Gunderson LLP, the Company's independent auditors, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards), as may be modified or supplemented.

The Audit Committee also has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committee), as may be modified or supplemented and, as required, has discussed with Clifton Gunderson its independence.

Based on the foregoing discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Management of the Company is responsible for the Company's financial reporting process, including its system of internal control, and for the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles. The Company's auditors are responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes.

This report has been provided by the Audit Committee:

Robert L. Dillhoff	P. Douglas Harter	H. Edward Rigel
Joe S. Edwards, Jr.	Carl L. McCrate	David P. Roach
Thomas J. Erhart	William R. Perry	Robert M. Schulte

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid by United Bancshares on a consolidated basis to the chief executive officer. There were no other named executive officers whose total compensation exceeded $100,000 for the year ended December 31, 2002.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards		All Other Compensation[1]
		Salary	Bonus	Other Annual Comp.	Rest. Stock Award	Securities Underlying Options/SAR (#)	
E. Eugene Lehman –	2002	$115,593	$ 0	NA	NA	NA	$ 40,713
Chief Executive Officer	2001	$115,593	$ 0	NA	NA	NA	$ 28,099
and President of United	2000	$115,593	$ 0	NA	NA	NA	$ 30,422
Bancshares							

Amounts included as "All Other Compensation" for Mr. Lehman consist of discretionary contributions to the 401(k) plan; matching contributions to the 401(k) plan; and accruals to the company's supplemental employee retirement plan.

The following table sets forth information regarding stock options and stock appreciation rights, and the value thereof, of the named executive officers as of December 31, 2002.

**Aggregated Option/SAR Exercises in 2002
and December 31, 2002 Option/SAR Value**

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options/SAR's at December 31, 2002		Value of Unexercised in-the-Money Options/SAR's at December 31, 2002	
			Exercisable	Unexercisable	Exercisable	Unexercisable
E. Eugene Lehman	20,567	$130,168	12,287	0	$87,225	$0

Benefit Plans

Incentive Stock Option and Nonstatutory Stock Option Plan. United Bancshares has in place an Incentive Stock Option and Nonstatutory Stock Option Plan which was approved by the shareholders in April, 1995 for the purpose of attracting and retaining key officers, employees and directors. The plan provides for the grant of incentive stock options, non-qualified stock options and stock appreciation rights.

The maximum number of shares that may be optioned under the plan was originally 17,120. Due to subsequent stock splits and stock dividends, this number would be equivalent to 232,415 shares of current stock. As of April 2, 2002, United Bancshares had granted options for all of these shares. Certain of the grants have been exercised.

The plan is administered by the Stock Option Plan Committee, which consists of the outside directors of the United Bancshares Board of Directors. The committee is appointed by the United Bancshares Board of Directors. The committee is responsible to the Board of Directors for the operation and administration of the plan and makes recommendations to the Board of Directors with respect to those persons who should participate in the plan and the extent of that participation.

Under the plan, the Board of Directors, upon the recommendation of the committee, was permitted to grant nonstatutory stock options to any director and incentive stock options or nonstatutory stock options to any officer, key executive, administrative or other employee of the Company. The Board of Directors was also permitted to grant stock appreciation rights to any participant receiving options.

The options granted under this plan are evidenced by a stock option agreement which may not be the same for participants granted options at different times. The option agreements may contain conditions regarding employment and noncompetition terms. The terms of the options provide that no option is exercisable prior to one year nor after ten years from the date of the grant of the option.

Stock Option Plan. United Bancshares will continue to administer the Stock Option Plan formerly maintained by Delphos Citizens Bancorp. This Stock Option Plan was effective May 28, 1997. All options to be granted under this plan were granted prior to the merger of Delphos Citizens Bancorp with and into United Bancshares. However, options to purchase 68,603 shares that were previously granted expired in May 2001 and these options may be reissued by the Board of Directors upon the recommendation of the stock option committee of the Company.

The options granted, or to be granted under this plan, are evidenced by a stock option agreement which may not be the same for participants granted options at different times. The option agreements may contain conditions regarding employment and noncompetition terms.

Plan Category	**Equity Compensation Plan Information**		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	**Weighted average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for issuance**
Equity compensation plans approved by security holders	143,294 shares	$8.72	84,894 shares
Equity compensation plans not approved by security holders	0	0	0
Total	143,294 shares	$8.72	84,894 shares

Executive Supplemental Income Plan. The Union Bank Company sponsors the Executive Supplemental Income Plan, a non-qualified retirement plan that benefits certain individuals designated by the Board of Directors of the bank. The supplemental income plan provides eligible individuals with supplemental retirement benefits, the amount of which is based upon the individual's years of service with The Union Bank Company. Currently, Mr. Lehman is among those persons who participate in the plan. The formula by which benefits are determined is based upon age, years of service, age at retirement and actuarially determined variables. Under this plan, Mr. Lehman's annual retirement benefit, if he retires at age 65, will be $59,105 per year for fifteen years.

The supplemental income plan also provides benefits to those designated individuals who die prior to reaching normal retirement age or who become disabled. In addition, the supplemental income plan provides that the designated individuals who are covered under the plan will become fully vested in his or her benefit upon a change in control. Upon a change in control, The Union Bank Company and the designated individual may agree to accelerate the payment of benefits provided under the plan. Upon such an event, the benefit will be distributed in a single payment in an amount equal to the present value of the designated individual's benefit discounted at an 8% interest rate. Benefits under the supplemental income plan become payable when the designated individual's employment terminates with The Union Bank Company due to normal retirement, early retirement, death or disability.

Report on Executive Compensation

The Board of Directors of the Company is responsible for developing the Company's executive compensation principles, policies and programs for all executive officers of the Company besides the Chief Executive Officer. The Compensation Committee of the Board of Directors is responsible for determining the compensation to be paid to the Chief Executive Officer and for the review of the Chief Executive Officer.

The Company's compensation programs are designed to provide its executive officers with market competitive salaries and the opportunity to earn incentive compensation related to performance expectations identified by the Company's Board of Directors and the boards of directors of the subsidiaries. The objectives of the Company's executive compensation program are to:

(a)   Support the achievement of the Company's annual and long-term goals and objectives as determined annually by the Company's Board of Directors;

(b)   Establish base salaries targeted at a median level for comparable positions within a comparison group of companies in the banking industry (the "Comparison Group"), with incentive opportunities designed to pay total compensation that are above average for outstanding bank performance; and

(c)   Provide compensation plans and arrangements that encourage the retention of better-performing executives.

The Company's executive compensation policies seek to provide an opportunity for compensation that varies with performance and which compares favorably to levels provided to executives within the Comparison Group.

The Company seeks to set base salaries for the Company's executive officers at levels which are competitive with median levels for executives with similar roles and responsibilities within the Comparison Group. In setting annual salaries for individuals, the Board of Directors, or the Compensation Committee in the case of the Chief Executive Officer, first considers the compensation paid for similar positions in the banking industry and the executive's experience, level and scope of responsibility as a benchmark reference. The Board of Directors, or the Compensation Committee in the case of the Chief Executive Officer, then considers the individual performance of the executive measured against the Company's expectations in developing its salary increase recommendations. In December 2001, the Compensation Committee decided to maintain the Chief Executive Officer's salary compensation for the 2002 fiscal year without an increase from the salary compensation for the 2001 fiscal year.

The compensation of executive officers of the Company and each of the subsidiaries includes (i) base salary and (ii) annual cash bonuses. Executive officers also receive various benefits generally available to all employees of the Company, such as participation in a defined contribution profit-sharing plan and medical plans.

The Board of Directors of United Bancshares:

Robert L. Dillhoff	P. Douglas Harter	John P. Miller	H. Edward Rigel
Joe S. Edwards, Jr.	E. Eugene Lehman	William R. Perry	David P. Roach
Thomas J. Erhart	Carl L. McCrate	James N. Reynolds	Robert M. Schulte

The Compensation Committee of the Board of Directors:

James N. Reynolds, Robert L. Dillhoff and Robert M. Schulte.

PERFORMANCE GRAPH

The following graph provides an indication of cumulative total shareholder returns for the Company as compared with the Nasdaq Total US Index and the Nasdaq Bank Stock Index. This graph covers the period from February 1, 2000 through December 31, 2002. The cumulative total shareholder returns included in the graph reflect the returns for the shares of Common Stock of United Bancshares. The information provided in the graph assumes that $100 was invested on February 1, 2000 in United Bancshares Common Stock, the Nasdaq Total US Index and the Nasdaq Bank Stock Index, and that all dividends were reinvested.

Comparison of Five—Year Cumulative Total Returns
Performance Graph for
United Bancshares, Inc.

Produced on 02/24/2003 including data to 12/31/2002



$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
134.9
78.2
33.3
12/31/1999
12/29/2000
12/31/2001
12/31/2002

Legend

Symbol	CRSP Total Returns Index for:	02/2000	12/2000	12/2001	12/2002
——— ■	United Bancshares, Inc.	100.0	65.1	65.6	78.2
— — ★	Nasdaq Stock Market (US Companies)	100.0	60.8	48.2	33.3
- - - ▲	Nasdaq Bank Stocks SIC 6020—6029, 6710—6719 US & Foreign	100.0	121.8	131.9	134.9

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year—end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 02/01/2000.
E. Company data from 2/1/2000 to 3/30/2001 provided by the client. Methodology modified at request of client.

INDEPENDENT PUBLIC ACCOUNTANTS

The principal accountant selected by the Board of Directors for the current year is Clifton Gunderson LLP, 1400 Edison Plaza, 300 Madison Avenue, Toledo, Ohio 43604. A representative of the principal accountant will be present at the Annual Meeting, will have the opportunity to make a statement if he desires to do so and will be available to respond to appropriate questions.

Audit Fees

The aggregate fees billed by Clifton Gunderson for professional services rendered for the audit of the Company's annual consolidated financial statements for the 2002 fiscal year and the reviews of the consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q for the 2002 fiscal year were $76,900.

Financial Information Systems Design and Implementation and Other Services

There were no services rendered or fees charged in connection with financial information systems design and implementation.

All Other Fees

The aggregate fees billed by Clifton Gunderson for non-audit services and all other fees for services rendered to the Company for the 2002 fiscal year were $19,716.

The Audit Committee has considered and ultimately determined that the provision of any of the non-audit services or other services provided by Clifton Gunderson to the Company is compatible with maintaining Clifton Gunderson's independence.

OTHER MATTERS

The Board of Directors does not know of any other business to be presented at the Annual Meeting and does not intend to bring other matters before the Annual Meeting. However, if other matters properly come before the Annual Meeting, it is intended that the persons named in the accompanying proxy will vote thereon according to their best judgment in the interests of the Company.

In order for any shareholder proposal for the 2004 Annual Meeting of Shareholders to be eligible for inclusion in the Company's proxy statement relating to that meeting and to be presented for shareholder action at that meeting, it must be received by the Secretary of the Company at 100 South High Street, Columbus Grove, Ohio 45830, prior to November 24, 2003. The form of proxy distributed by the Company with respect to the 2004 Annual Meeting of Shareholders may include discretionary authority to vote on any matter which is presented to the shareholders at the meeting if the Company does not receive notice of that matter at the above address prior to February 7, 2004.


By Order of the Board of Directors
E. Eugene Lehman
President and Chief Executive Officer


869081.5